Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 30, 2013, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Dynamics Research Corporation

at

$11.50 Per Share

By

Engility Solutions, Inc.

an indirect wholly owned subsidiary of

Engility Holdings, Inc.

Engility Solutions, Inc., a Massachusetts corporation (“Purchaser”), a direct wholly owned subsidiary of Engility Corporation, a Delaware corporation (“Engility”), which is a wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, including the associated rights to purchase Series B Preferred Stock, par value $0.10 per share (collectively, the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), at a purchase price of $11.50 per Share in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2013 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 28, 2014 (WHICH IS THE END OF THE DAY ON TUESDAY, JANUARY 28, 2014) (THE “SCHEDULED EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 20, 2013, BY AND AMONG PURCHASER, ENGILITY AND DRC (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, DRC. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into DRC, and DRC will become a wholly owned subsidiary of Engility (the “Merger”).

After careful consideration, the board of directors of DRC has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, DRC and its shareholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the shareholders of DRC accept the Offer and tender their Shares pursuant to the Offer and, if required, approve the Merger Agreement and the Merger.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer (as it may be extended from time to time in accordance with the Merger Agreement, the “Expiration Date”), the number of Shares of DRC that, when added to the Shares then owned by Engility and Purchaser, would represent at least a two-thirds majority of the fully diluted Shares at such time (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions as described in the Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the absence of a legal restraint preventing or prohibiting the transactions contemplated by the Merger Agreement. See Section 15 of the Offer to Purchase entitled “Conditions to Purchaser’s Obligations” for more details of the terms and conditions of the Offer.

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), if any of the conditions set forth in the Offer are not satisfied at or prior to the scheduled expiration of the Offer, Purchaser (a) will not be required to accept for payment or pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of, or the payment for, any Shares that are tendered in the Offer.

Purchaser may waive any of the conditions to the Offer, except for the Minimum Condition. The Offer is not subject to any financing condition.

In the Merger Agreement, Purchaser has agreed that it may (but is not required to) extend the Offer beyond the Scheduled Expiration Date for one (1) or more successive extension periods between two (2) and ten (10) business days each, if any of the conditions to the Offer are not satisfied or waived as of any then scheduled expiration of the Offer, in order to further seek to satisfy the conditions to the Offer.

In the Merger Agreement, Purchaser has agreed that it will be required to extend the Offer beyond the Scheduled Expiration Date for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; or for one (1) or more extension periods between two (2) and ten (10) business days, if requested by DRC or if any of the conditions to the Offer are not satisfied or waived (to the extent permitted in the Merger Agreement). Notwithstanding the foregoing, Purchaser is not required to extend the Offer beyond April 21, 2014 (the “Outside Date”); and the ability to extend the Offer does not restrict in any manner the right of Engility to terminate the Merger Agreement in accordance with its terms.

After the time at which the conditions to the Offer are met (after giving effect to any applicable extensions of the Offer), Purchaser also may (but is not required to) extend the Offer for a subsequent offering period (a “Subsequent Offering Period”), and one or more extensions thereof, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for an aggregate duration of not less than three (3) business days nor more than twenty (20) business days (but not beyond the Outside Date). There can be no assurance that Purchaser will exercise its right to extend the Offer.

Any extension of the period during which the Offer is open, or delay in the acceptance for payment or payment, termination or amendment of the Offer, will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date.

Purchaser has also agreed in the Merger Agreement that, without the prior written consent of DRC, it will not (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) reduce the number of Shares to be purchased in the Offer, (iv) waive or amend the Minimum Condition, (v) amend the Offer (other than the Minimum Condition) in a manner that adversely impacts Dynamic’s shareholders in any respect, (vi) impose additional conditions to the Offer, or (vii) extend the Offer, in any manner other than pursuant to and in accordance with the terms of the Merger Agreement.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering shareholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under Section 15 of the Offer to Purchase entitled “Conditions to Purchaser’s Obligations,” the Depositary, nevertheless, on behalf of Purchaser, may retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase entitled “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the purchase price for Shares by Purchaser by reason of any delay in making such payment.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after the date that is 60 days from the date of the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. If all conditions to the Offer have been met or waived, Purchaser must pay for all shares tendered and immediately accept and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date and any Shares tendered during any Subsequent Offering Period pursuant to Rule 14d-11 under the Exchange Act. If the purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser’s rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in the Offer to Purchase, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an eligible institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase entitled “Procedure for Tendering Shares,” any notice of withdrawal also must specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties, subject to the tendering shareholder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent (set forth below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 entitled “Procedure for Tendering Shares” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The receipt of cash by a holder of Shares pursuant to the Offer or Merger will be a taxable transaction for U.S. federal income tax purposes. See section 5 entitled “Material U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are strongly urged to consult with your tax advisor as to the particular tax consequences to you of the Offer or the Merger.

DRC has provided Purchaser with DRC’s shareholder list and security positions listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at Purchaser’s expense. Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, shareholders are directed to contact the Information Agent at the number below.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

December 30, 2013